FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2015, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 4 to 6 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” section with the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” on pages 7 to 9 hereof.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — The Federal Republic of Germany — Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 9 hereof to the “Recent Developments — The Federal Republic of Germany — Germany’s General Government Deficit/Surplus and General Government Gross Debt” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated December 22, 2016 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On January 27, 2017, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.0681 U.S. dollar (EUR 0.9362 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the periods and dates indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low
Quarter ended December 31, 2016	1.0552	1.0697	1.1212	1.0375
Year ended December 31, 2016	1.0552	1.1029	1.1516	1.0375

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from October 2016 through January 2017 (January 20, 2017), published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
October 2017	1.1212	1.0866
November 2017	1.1121	1.0560
December 2017	1.0758	1.0375
January 2017 (through January 20)	1.0695	1.0416

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents, which incorporate this information by reference, could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Year Ended December 31, 2016

The following information is derived from Rentenbank’s press release of January 26, 2017, announcing certain preliminary results for 2016. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s fiscal year ended December 31, 2016. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Rentenbank will prepare its final, consolidated financial statements also in accordance with International Financial Reporting Standards as adopted by the European Union. Rentenbank expects its final, audited consolidated and unconsolidated financial statements for 2016 to be announced at a press conference and published in April 2017.

According to preliminary figures, Rentenbank reported continued strong demand for its promotional loans. New business in special promotional loans totaled EUR 7.7 billion in 2016, thus nearly reaching the prior year’s record high of EUR 7.8 billion. In particular, the financing of wind turbines in rural areas was on the rise. However, many agricultural enterprises faced financial constraints, which dampened new business in the Agriculture promotional line.

Significant rise in demand for renewable energy and agribusiness loans

New business in the Renewable Energy promotional line increased sharply by approximately 27% to EUR 1.9 billion in 2016 (as compared to EUR 1.5 billion in 2015). Demand for the financing of wind turbines was particularly high, rising by around 37% to EUR 1.5 billion.

The Agribusiness promotional line also saw growth in 2016. New business grew by one fifth to EUR 954.4 million (as compared to EUR 793.5 million in 2015), driven by the substantial increase in demand for the financing of buildings and farm inputs.

Demand for agricultural loans dampened by price crisis

In contrast, new business was down in the Agriculture promotional line. The volume of new loans decreased by roughly 25% to EUR 2.4 billion (as compared to EUR 3.2 billion in 2015) as many agricultural enterprises were adversely affected by low prices for milk, pork, and other agricultural commodities. However, the situation improved considerably in the second half of 2016, leading to a drop in demand for Rentenbank’s liquidity assistance loans from EUR 345.2 million in 2015 to EUR 108.0 million.

Increase in promotional performance

In 2016, Rentenbank used EUR 66.4 million of its income to provide interest rate reductions for its special promotional loans. Further, Rentenbank awarded grants of EUR 3.0 million for the Research on Agricultural Innovation program. The total amount of income used for promotional measures (promotional performance) was EUR 84.2 million (as compared to EUR 82.9 million in 2015), including the distributable profit of EUR 14.8 million.

Borrowing activities: EMTN program as the most imporant funding instrument

In 2016, Rentenbank raised EUR 12.7 billion of medium and long-term funding in the domestic and international capital markets, thus almost reaching the prior year’s record high of EUR 13.0 billion. The share of foreign investors amounted to 82% (as compared to 93% in 2015). Rentenbank placed 47% of the funding volume with commercial banks (as compared to 46% in 2015) and a further 32% with central banks (as compared to 35% in 2015). The Euro Medium Term Note (EMTN) program remained the most important funding instrument, accounting for EUR 9.0 billion (as compared to EUR 7.3 billion in 2015) or more than 70% of the total funding volume. The bank also issued two USD global bonds, equivalent to a total of EUR 2.8 billion (as compared to EUR 3.0 billion in 2015).

Rise in operating profit

The preliminary operating profit before provision for loan losses and valuation, reported in accordance with the German Commercial Code (HGB), increased by 9% to EUR 254.4 million (as compared to EUR 233.5 million in 2015). The 2015 figure was adjusted for a positive one-off effect of EUR 49.8 million, involving a

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special payout from the subsidiary LRB. After provision for loan losses and valuation as well as allocation to reserves, the Board of Managing Directors expects to report net income of EUR 59.0 million for 2016 (as compared to EUR 57.0 million in 2015).

Growth in total assets

According to initial calculations, total assets (HGB) amounted to EUR 86.3 billion at year-end 2016 (as compared to EUR 83.9 billion as at December 31, 2015). Loans and advances to banks increased to EUR 57.8 billion (as compared to EUR 55.7 billion as at December 31, 2015). In contrast, the securities portfolio decreased to EUR 17.8 billion (as compared to EUR 18.3 billion as at December 31, 2015). Securitized liabilities rose to EUR 70.0 billion (as compared to EUR 67.3 billion as at December 31, 2015). Own funds increased to EUR 4.9 billion (as compared to EUR 4.7 billion as at December 31, 2015).

Stronger capital ratios

Rentenbank’s capital ratios, based on the Capital Requirements Regulation (CRR), continued to improve year-on-year. The Common Equity Tier 1 capital ratio was 23.2% (a compared to 20.2% as at December 31, 2015) and the total capital ratio 25.7% (as compared to 23.2% as at December 31, 2015).

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New Business

Promotional business		2016	2015	Change in %
		(EUR million)
Special promotional loans		7,687	7,807	- 1.5
Of which:	Agriculture	2,383	3,175	- 24.9
	Rural development	2,433	2,299	5.8
	Renewable Energy	1,914	1,512	26.6
	Agribusiness	954	794	20.3

Standard promotional loans		2,278	3,192	- 28.6
Securitized promotional business		2,479	2,604	- 4.8

Total new promotional business		12,444	13,603	- 8.5

Funding of promotional business
		(EUR billion)
Medium and long-term funding		12.7	13.0	- 2.3
Of which:	Euro MTN	9.0	7.3	23.3
	Global bonds	2.8	3.0	- 6.7
	AUD MTN	0.5	2.2	- 77.3

Preliminary Unconsolidated Balance Sheet
(in accordance with the German Commercial Code (HGB))

	December 31, 2016	December 31, 2015	Change in %
	(EUR billion)
Total assets	86.3	83.9	2.9
Loans and advances to banks	57.8	55.7	3.8
Securities portfolio	17.8	18.3	- 2.7
Securitized liabilities	70.0	67.3	4.0

	(EUR million)
Own funds	4,911	4,664	5.3

Preliminary Unconsolidated Income Statement
(in accordance with the German Commercial Code (HGB))

		2016	2015	Change in %
		(EUR million)
	Net interest income	318.7	311.9	2.2
	Special payout LRB	-	49.8	-
	Administrative expenses	61.1	59.8	2.2
	Operating profit before provision for loan losses and valuation	254.4	233.5*	9.0
	Net income	59.0	57.0	3.5
	* adjusted for the special payout LRB

	Promotional performance	84.2	82.9	1.6
Of which:	Interest rate reduction for special promotional loans	66.4	63.6	4.4
	Grants for "Research on Agricultural Innovation"	3.0	3.0	0.0
	Capital increase of Rehwinkel Foundation	-	2.0	-
	Distributable profit	14.8	14.3	3.5

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2015	0.2	1.7
4th quarter 2015	0.4	1.3
1st quarter 2016	0.7	1.9
2nd quarter 2016	0.4	1.8
3rd quarter 2016	0.2	1.7

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.2% after price, seasonal and calendar adjustments in the third quarter of 2016 compared to the second quarter of 2016. When adjusted for price, seasonal and calendar variations, positive contributions were made mainly by domestic final consumption expenditure in the third quarter of 2016. Household final consumption expenditure and government final consumption expenditure increased by 0.4% and 1.0%, respectively, compared to the second quarter of 2016. Gross fixed capital formation stagnated. While gross fixed capital formation in construction increased by 0.3%, capital formation in machinery and equipment decreased by 0.6% in the third quarter compared to the second quarter of 2016. Foreign trade, too, had a downward effect on German economic growth. Based on provisional calculations, imports of goods and services increased by 0.2% after price, seasonal and calendar adjustments compared with the second quarter of 2016, and exports decreased by 0.4%. The balance of exports and imports had a negative effect of 0.3 percentage points on GDP.

In a year-on-year comparison, the German economy’s growth decelerated slightly. GDP in the third quarter of 2016 increased by 1.7% in price- and calender-adjusted terms compared to the corresponding period in 2015, following an increase of 1.8% in the second quarter of 2016 and of 1.9% in the first quarter of 2016.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 3rd quarter of 2016, press release of November 24, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/11/PE16_413_811.html).

In 2016 as a whole, GDP increased by 1.9% compared to 2015 in price-adjusted terms, according to preliminary calculations of the German Federal Statistical Office. As in 2015 (1.7%) and 2014 (1.6%), the annual growth rate in 2016 was above the average of the last ten years (1.4%). In price- and calendar-adjusted terms, GDP increased slightly less, by 1.8% in 2016, because one additional working day was available in 2016 compared to 2015.

One of the most significant factors behind German economic growth in 2016 was final consumption expenditure of households and of government, which increased, in price-adjusted terms, by 2.0% and 4.2%, respectively, compared to 2015. In addition, gross fixed capital formation in machinery and equipment increased by 1.7% and gross fixed capital formation in construction increased by 3.1% compared to 2015.

German exports of goods and services increased, in price-adjusted terms, by 2.5% in 2016 compared to 2015, while imports increased more strongly by 3.4%. The balance of exports and imports thus had a small negative impact of -0.1 percentage points on GDP growth in 2016.

Source: Statistisches Bundesamt, German economy continues to grow in 2016, press release of January 12, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/01/PE17_010_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
December 2015	-0.1	0.3
January 2016	-0.8	0.5
February 2016	0.4	0.0
March 2016	0.8	0.3
April 2016	-0.4	-0.1
May 2016	0.3	0.1
June 2016	0.1	0.3
July 2016	0.3	0.4
August 2016	0.0	0.4
September 2016	0.1	0.7
October 2016	0.2	0.8
November 2016	0.1	0.8
December 2016	0.7	1.7

On an annual average, consumer prices in Germany increased by 0.5% in 2016 compared to 2015. The year-on-year rate of price increase was thus slightly above previous year’s level (2015: +0.3%). The low year-on-year rate of price increase in 2016 was largely due to the decline in energy prices, which decreased by 5.4% compared to 2015. Compared to 2015, food prices increased by 0.8% in 2016. Over the same period, prices for total goods decreased by 0.4% while prices for services increased by 1.3%.

In December 2016, consumer prices in Germany increased by 1.7% compared to December 2015. From January to November 2016, the inflation rates had always been below 1%. Energy prices had a considerable effect on the inflation rate in December 2016. Energy prices increased by 2.5% in December 2016 compared to December 2015, whereas in the first eleven months of 2016 only price decreases had been recorded in comparison to the respective month in 2015. Most notably, prices for heating oil and motor fuels increased by 21.9% and 6.0%, respectively, compared to the corresponding period in 2015. Excluding the prices of energy products, the inflation rate in December 2016 compared to December 2015 would have been 1.6%.

Food prices also increased notably by 2.5% in December 2016 compared to December 2015. Overall, the prices of goods increased by 1.8% in December 2016 compared to December 2015. Prices for services increased by 1.5% in December 2016 compared to December 2015, mainly due to a 1.5% increase in net rents exclusive of heating expenses.

Compared to November 2016, the consumer price index increased notably by 0.7% in December 2016. The month-on-month comparison shows higher prices related to seasonal effects, for example, for package holidays (+20.9%), air tickets (+2.0%) and railway fares (+2.0%). Also prices for goods increased in December 2016 compared to November 2016, for example, for energy (+2.3%) and food (+0.9%). There were only few price decreases, in particular, with regard to the product group clothing and footwear ( 2.3%).

Source: Statistisches Bundesamt, Consumer prices in 2016: +0.5% on the previous year, press release of January 18, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/01/PE17_018_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
November 2015	4.5	4.5
December 2015	4.5	4.4
January 2016	4.3	4.4
February 2016	4.6	4.3
March 2016	4.5	4.3
April 2016	4.2	4.3
May 2016	4.2	4.2
June 2016	4.2	4.2
July 2016	4.3	4.2
August 2016	4.1	4.2
September 2016	3.8	4.1
October 2016	4.0	4.1
November 2016	3.9	4.1

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 305,000 persons, or 0.7%, from November 2015 to November 2016. Compared to October 2016, the number of employed persons in November 2016 increased by approximately 34,000, after adjustment for seasonal fluctuations.

In November 2016, the number of unemployed persons decreased by approximately 234,000, or 11.9%, compared to November 2015. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in November 2016 decreased by 0.6% to 1.76 million compared to October 2016.

Sources: Statistisches Bundesamt, 43.8 million persons in employment in November 2016, press release of January 3, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/01/PE17_002_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)(1)
Item	January to November 2016	January to November 2015
Trade in goods, including supplementary trade items	254.6	241.6
Services	-29.1	-32.1
Primary income	52.6	52.5
Secondary income	-36.4	-35.1

Current account	241.8	227.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in November 2016: +5.6% on November 2015, press release of January 9, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/01/PE17_006_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

The Federal Government has forecast that the German general government surplus for full year 2016 will be 0.6% of GDP, following a surplus of 0.7% of GDP in 2015. The general government gross debt ratio is forecast to be 68.2% as of December 31, 2016, a decrease from 71.2% as of December 31, 2015.

Source: Eurostat, EDP Notification Tables, October 2016, Germany (http://ec.europa.eu/eurostat/documents/1015035/7699290/DE-2016-10.pdf).

According to provisional calculations of the Federal Statistical Office, the German Federal Government, federal states and municipalities as well as security funds (together, the general government) recorded a net lending of EUR 19.2 billion in 2016. When measured as a percentage of GDP at current prices, the surplus ratio of the general government was 0.6%.

Source: Statistisches Bundesamt, German economy continues to grow in 2016, press release of January 12, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/01/PE17_010_811.html).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on January 27, 2017.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Managing Director,
Speaker of the Board of Managing Directors

By /s/ Martin Middendorf
Name: Martin Middendorf
Title: Director

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